                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                             Vintage Petroleum, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   927460-10-5
           -----------------------------------------------------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 20, 2003
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D


---------------------                                                -----------
CUSIP No. 927460-10-5                                                Page 2 of 6
---------------------                                                -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BP Capital Energy Equity Fund, L.P., a Delaware limited partnership
                       75-2948254
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF
             SHARES                                 2,380,104
                                 -----------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                0
                                 -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                2,380,104
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                  0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          3,005,000
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                    [ ]

                                          N/A
--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          4.7% (1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

(1) Based on a total of 63,320,272 Shares outstanding on November 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

---------------------                                                -----------
CUSIP No. 927460-10-5                                                Page 3 of 6
---------------------                                                -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership
                        75-2958603
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF
             SHARES                                   624,896
                                 -----------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
                                 -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  624,896
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          3,005,000
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                    [ ]

                                          N/A
--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          4.7% (1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

(1) Based on a total of 63,320,272 Shares outstanding on November 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

         This Amendment No. 6 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 25, 2002 (the "Original Filing"), as amended on May 15, 2002, September 17, 2002, October 21, 2002, January 7, 2003, and February 19, 2003, by BP Capital Energy Equity Fund, L.P. ("Energy") and BP Capital Energy Equity International Holdings I, L.P. ("International"), by furnishing the information set forth below. Energy and International are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a) The Filing Persons may be deemed to beneficially own 3,005,000 Shares (which is approximately 4.7% of the Shares outstanding on November 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

         (b)                                                    SOLE           SHARED        SOLE             SHARED
                                                               VOTING          VOTING     DISPOSITIVE       DISPOSITIVE
                                                                POWER          POWER         POWER             POWER
                                                              ---------        ------     -----------       -----------
         BP Capital Energy Equity Fund, L.P.                  2,380,104            0       2,380,104             0
         BP Capital Energy Equity International
             Holdings I, L.P.                                  624,896             0         624,896             0

         (c) All transactions in the Shares effected by the Filing Persons since the most recent filing of Schedule 13D are set forth in Schedule A.

         (d) Not applicable.

         (e) On February 20, 2003, the Filing Persons ceased to be the beneficial owners of more than five percent of the Shares."

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 21, 2003


                       BP CAPITAL ENERGY EQUITY FUND, L.P.

                       By: BP Capital Management, L.P., its general partner
                       By: TBP Investments Management LLC, its general partner



                           By:    /s/ Robert L. Stillwell
                                   ---------------------------------------------
                           Name:  Robert L. Stillwell
                           Title: Managing Director



                       BP CAPITAL ENERGY EQUITY INTERNATIONAL HOLDINGS I, L.P.

                       By:  BP Capital Management, L.P., its general partner
                       By:  TBP Investments Management LLC, its general partner



                            By:    /s/ Robert L. Stillwell
                                   ---------------------------------------------
                            Name:  Robert L. Stillwell
                            Title: Managing Director

                                   SCHEDULE A

                               RECENT TRANSACTIONS

SINCE THE MOST RECENT FILING OF SCHEDULE 13D, THE ONLY TRANSACTIONS IN THE SHARES BY THE FILING PERSONS WERE THE FOLLOWING SALES: *

      DATE                PRICE                  ENERGY             INTERNATIONAL
   ---------           -------------          ------------          -------------
   2/19/2003              $ 9.99                 166,500                 0

   2/20/2003              $ 9.72                 328,300                 0



----------

* All such transactions were effectuated in the open market.